

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 4, 2024

Doug Rice
Chief Financial Officer
MIMEDX GROUP, INC.
1775 West Oak Commons Court, NE
Marietta, GA 30062

>   **Re: MIMEDX GROUP, INC.**
>   **10-K for the Fiscal Year Ended December 31, 2023**
>   **Filed February 28, 2024**
>   **File No. 001-35887**

Dear Doug Rice:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services